Exhibit 21.1

List of main subsidiaries of the Registrant upon the completion of the Reorganization and the Business Combination*

Subsidiaries	Place of incorporation	Percentage of direct or indirect economic interest
CCHG Automobile Technology Co., Ltd.	British Virgin Islands	100%
CH Autotech USA Inc.	United States	100%
CH-Auto (Hong Kong) Limited	Hong Kong	100%
CH-AUTO Technology Corporation Ltd.	The PRC	71.2184%
CH-AUTO Technology (Suzhou) Co., Ltd.	The PRC	71.2184%
Nanjing Qiantu Automotive Technology Co., Ltd.	The PRC	71.2184%
Nanjing Qiantu Automobile Sales Co., Ltd.	The PRC	71.2184%
CH-Auto Automobile R & D Co., Ltd.	The PRC	71.2184%
Qingdao Zuki Industrial Design Co., Ltd.	The PRC	42.73104%
WATTPACK Technology Co., Ltd.	The PRC	71.2184%
Qiantu Automobile (Suzhou) Co., Ltd.	The PRC	71.2184%
Nanjing Qiantu Automobile Investment Management Co., Ltd.	The PRC	71.2184%

*

Simultaneously with and in exchange for the issuance of the Company Merger Consideration, but before the Closing of the Merger, Pubco’s subsidiary, CH-Auto (HongKong) Limited (“CH-Auto HK”), or a then-established wholly-owned PRC subsidiary of CH-Auto HK (together with CH-Auto HK, the “Holding Company”, as the context may require), shall acquire all the shares of the Company’s equity securities (the “Company Common Stock”) held by each Company Reorganization Stockholder at par value or other value as agreed between the Holding Company and the Company Reorganization Stockholders (the “HK Share Purchase”); provided however, certain Company Reorganization Stockholders that are the directors, supervisors or senior executives of the Company (each a “DSO Stockholder” and together, the “DSO Stockholders”) shall each transfer up to 25% of the stocks of the Company held by him or her due to restrictions under the PRC laws. Each DSO Stockholder shall further enter into a voting rights proxy agreement (the “Voting Rights Proxy Agreement”) and an economic rights transfer agreement (the “Economic Rights Transfer Agreement”) with the Holding Company (the “HK Voting Right Entrustment”), pursuant to which each DSO Stockholder shall transfer and assign to the Holding Company (1) all of their respective voting rights in connection with the remaining shares of Company Common Stock held by them (the “DSO’s Remaining Shares”) pursuant to the Voting Rights Proxy Agreement and (2) all of their economic rights, including the right to receive dividends, in connection the DSO’s Remaining Shares, pursuant to the Economic Rights Transfer Agreement. The Economic Rights Transfer Agreement shall provide that the Pubco Ordinary Shares issued to each DSO Shareholder in exchange for such DSO’s Remaining Shares, shall be subject to restrictions on transfer, conveyance, assignment and further encumbrance until the DSO Shareholder transfers and conveys the underlying shares of Company Common Stock to the Holding Company. Upon the completion of the HK Share Purchase, and after giving effect to the HK Voting Right Entrustment (the “Reorganization Closing”), the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of the Company entitled to vote, (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in the Company, and (3) own, directly or indirectly, at least 37.8426% of the then-issued and outstanding equity interests in the Company. The Pubco Reverse Stock Split, the HK Share Purchase, the HK Voting Right Entrustment, the issuance of the Company Merger Consideration to the Reorganization Shareholders are collectively referred to as the “Reorganization.”